EXPENSE LIMITATION AGREEMENT

VIRTUS GLOBAL CREDIT OPPORTUNITIES FUND

This Expense Limitation Agreement (the “Agreement”), effective as of March 7, 2025, by and between Virtus Global Credit Opportunities Fund, a Delaware statutory trust (the “Fund”), and Virtus Investment Advisers, LLC, a Delaware limited liability company, the adviser to the Fund (the “Adviser”).

WHEREAS, the Adviser renders advice and services to the Fund pursuant to the terms and provisions of an investment advisory agreement entered into between the Fund and the Adviser (the “Advisory Agreement”);

WHEREAS, the Adviser desires to maintain the expenses of the Fund at a level below the level to which the Fund might otherwise be subject; and

WHEREAS, the Adviser understands and intends that the Fund will rely on this Agreement in accruing expenses for purposes of calculating net asset value and for other purposes, and expressly permits the Fund to do so.

NOW, THEREFORE, the parties hereto agree as follows:

1.

Limit on Fund Expenses. The Adviser has agreed to limit the respective rate of Total Fund Operating Expenses (“Expense Limit”) for each Fund as specified in Appendix A of this Agreement, for the time period indicated.

2.	Definitions.

2.1.

For purposes of this Agreement, the term “Total Fund Operating Expenses” with respect to the Fund is defined to include all expenses necessary or appropriate for the operation of the Fund including the Adviser’s investment advisory or management fee under the Advisory Agreement and other expenses described in the Advisory Agreement that the Fund is responsible for and have not been assumed by the Adviser, but excludes sales charges and any applicable early withdrawal fees, interest, any fees or expenses relating to financial leverage, taxes, other leverage, and borrowing expenses (such as interest, commitment, amendment and renewal expenses on credit or redemption facilities), interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, extraordinary, unusual or infrequently occurring expenses (such as litigation), acquired fund fees and expenses, dividend expenses, if any.

3.

Recoupment and Recapture of Fees and Expenses. The Fund has agreed to reimburse the Adviser and/or certain of its affiliates (collectively, “Virtus”) out of assets belonging to the relevant class of the Fund for any Total Fund Operating Expenses of the relevant class of the Fund in excess of the Expense Limit paid, waived or assumed by Virtus for the Fund, provided that Virtus would not be entitled to reimbursement for any amount that would cause Total Fund Operating Expenses to exceed either the Expense Limit in place at the time of the applicable waiver or assumption of expenses by Virtus or, if less, any contractual Expense Limit in place at the time that the reimbursement would be made, and provided further that no amount would be reimbursed by the Fund more than three years after the date on which it was incurred or waived by Virtus. The terms, conditions and rights of this section shall survive any termination of this Agreement.

4.

Term, Termination and Modification. This Agreement is effective for the time period indicated on Appendix A, unless sooner terminated as provided below in this paragraph. This Agreement may be terminated by mutual agreement of the parties at any time or by the Fund upon thirty (30) days’ written notice to the Adviser. In addition, this Agreement shall terminate with respect to the Fund upon termination of the Advisory Agreement.

5.	Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

6.

Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall otherwise be rendered invalid, the remainder of this Agreement shall not be affected thereby.

7.	Captions. The captions in this Agreement are included for convenience of reference only and in no way define or limit any of the provisions hereof or otherwise affect their construction or effect.

8.

Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any Federal securities law, regulation or rule, including the Investment Company Act of 1940, as amended and the Investment Advisers Act of 1940, as amended and any rules and regulations promulgated thereunder.

9.

Computation. If the fiscal year-to-date Total Fund Operating Expenses of the Fund or Other Expenses, as applicable, at the end of any month during which this Agreement is in effect exceed the Expense Limit for that Fund (the “Excess Amount”), the Adviser shall (at its option) waive or reduce its fee under the Advisory Agreement and/or remit to that Fund (or cause another Virtus entity to waive or reduce its fee under another agreement and/or remit to that Fund) an amount that is sufficient to pay the Excess Amount computed on the last day of the month.

10.

Liability. Virtus agrees that it shall look only to the assets of the relevant class of the Fund for performance of this Agreement and for payment of any claim Virtus may have hereunder, and neither any other class of the Fund, nor any of the Fund’s trustees, officers, employees, agents or shareholders, whether past, present or future, shall be personally liable therefor.

[Remainder of page intentionally blank. Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their duly authorized officers.

	VIRTUS GLOBAL CREDIT OPPORTUNITIES FUND		VIRTUS INVESTMENT ADVISERS, LLC

By:	/s/ W. Patrick Bradley	By:	/s/ Richard W. Smirl
Name:	W. Patrick Bradley	Name:	Richard W. Smirl
Title:	Executive Vice President, Chief Financial Officer & Treasurer	Title:	Executive Vice President

APPENDIX A

Contractual Expense Limitations*

Fund	Total Fund Operating Expense Limit			Term
	Class A	Class I	Class U
Virtus Global Credit Opportunities Fund	1.00%	0.75%	1.50%	initial two year period

*

Following the contractual period, the Adviser may discontinue these arrangements at any time. Under certain conditions, the adviser may recapture operating expenses reimbursed under these arrangements for a period of three years following the fiscal year in which such reimbursement occurred.